Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1                                    Name and Address of Company

Progressive Waste Solutions Ltd. (“Progressive Waste” or the “Company”)
400 Applewood Crescent
Vaughan, Ontario L4K 0C3

Item 2                                    Date of Material Change

January 18, 2016

Item 3                                    News Release

The press releases attached hereto as Schedule A and Schedule B were disseminated on January 19, 2016 and subsequently filed on SEDAR.

Item 4                                    Summary of Material Change

The Merger

On January 18, 2016, Progressive Waste, Water Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Progressive Waste (“Merger Sub”), and Waste Connections, Inc., a Delaware corporation (“Waste Connections”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Waste Connections (the “Merger”), with Waste Connections surviving the Merger as a wholly-owned subsidiary of Progressive Waste.

At the effective time of the Merger, each share of common stock of Waste Connections issued and outstanding immediately prior to the Merger will be converted into the right to receive 2.076843 validly issued, fully paid and nonassessable common shares of Progressive Waste.  Subject to the approval of Progressive Waste’s shareholders, Progressive Waste expects to implement immediately following the Merger a share consolidation on the basis of 0.4815 of a share on a post-consolidation basis for each one share outstanding on a pre-consolidation basis.  If the share consolidation is approved by Progressive Waste’s shareholders, Waste Connections stockholders will instead receive one share of Progressive Waste for each existing Waste Connections share. The Merger is not conditioned upon approval of the consolidation by Progressive Waste’s shareholders.

Immediately following the Merger, Progressive Waste will amalgamate with a new, wholly-owned subsidiary of Progressive Waste with the resulting combined corporation assuming the name Waste Connections, Inc.

Upon the completion of the Merger, Waste Connections’ former stockholders will own approximately 70% of the combined company, and Progressive Waste shareholders will own approximately 30%. The merger is expected to close in the second quarter 2016.

Management Changes

Dan Pio, Executive Vice President, Strategy and Business Development of the Company, has been appointed Chief Integration Officer in connection with the proposed Merger. Additionally, William (Bill) Herman, Vice President and Chief Accounting Officer of the Company, has been appointed Executive Vice President and Interim Chief Financial Officer; and Loreto Grimaldi, Senior Vice President, General Counsel and Secretary of the Company, has been appointed Executive Vice President and Chief Legal Officer. Kevin Walbridge, Executive Vice President and Chief Operating Officer, and Ian Kidson, Executive Vice President and Chief Financial Officer, have stepped down to pursue other opportunities. It is anticipated that, as the integration period for the proposed Merger progresses, Joseph Quarin will step down from the role of President and Chief Executive Officer to pursue other opportunities.

Item 5                                    Full Description of Material Change

The Merger

On January 18, 2016, Progressive Waste, Merger Sub, and Waste Connections, entered into the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Waste Connections, with Waste Connections surviving the Merger as a wholly-owned subsidiary of Progressive Waste.

At the effective time of the Merger, each share of common stock of Waste Connections issued and outstanding immediately prior to the Merger will be converted into the right to receive 2.076843 validly issued, fully paid and nonassessable common shares of Progressive Waste.  Subject to the approval of Progressive Waste’s shareholders, Progressive Waste expects to implement immediately following the Merger a share consolidation on the basis of 0.4815 of a share on a post-consolidation basis for each one share outstanding on a pre-consolidation basis.  If the share consolidation is approved by Progressive Waste’s shareholders, Waste Connections stockholders will receive one share of Progressive Waste for each existing Waste Connections share. The Merger is not conditioned upon approval of the consolidation by Progressive Waste’s shareholders.

Immediately following the Merger, Progressive Waste will amalgamate with a new, wholly-owned subsidiary of Progressive Waste with the resulting combined corporation assuming the name Waste Connections, Inc.

Upon the completion of the Merger, Waste Connections’ former stockholders will own approximately 70% of the combined company, and Progressive Waste shareholders will own approximately 30%. The merger is expected to close in the second quarter 2016.

Conditions to the Merger

Each of Waste Connections’ and Progressive Waste’s obligations to consummate the Merger is subject to a number of conditions, including, among others, the following, as further described in the Merger Agreement: (i) approval by Progressive Waste shareholders of the issuance of Progressive Waste common shares in the Merger, (ii) approval by Waste Connections’ stockholders of the adoption of the Merger Agreement, (iii) effectiveness of the registration statement for the shares of Progressive Waste to be issued in the Merger, (iv) absence of specified adverse laws or orders, (v) receipt of required regulatory approvals, including expiration of the waiting period (or early termination thereof) under the

Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (vi) absence of changes to U.S. tax laws that would limit the ability to deduct for U.S. federal income tax purposes interest on any current or reasonably anticipated debt obligation of the combined company or any of its subsidiaries or changes to Canadian tax laws that would result in Progressive Waste or any of its subsidiaries recognizing material taxable income in Canada in respect of any instrument issued by the combined company or any of its subsidiaries that is currently outstanding or reasonably anticipated to be outstanding, (vii) approval by the Toronto Stock Exchange of the “backdoor” listing of Waste Connections pursuant to the Merger, (viii) the Progressive Waste common shares to be issued in the Merger being approved for listing on the Toronto Stock Exchange and the New York Stock Exchange, (ix) the representations and warranties of the other party being true and correct, subject to the materiality standards contained in the Merger Agreement, (x) material compliance by the other party with its covenants, (xi) receipt by each party of a tax opinion from its respective U.S. legal counsel, and (xii) no material adverse effect having occurred with respect to the other party since the signing of the Merger Agreement.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations, warranties and covenants by each of Progressive Waste, Merger Sub and Waste Connections. The Merger Agreement also contains customary pre-closing covenants, including the obligation of each of Progressive Waste and Waste Connections to conduct its respective businesses in the ordinary course consistent with past practice and to refrain from taking specified actions without the consent of the other party. Each of Progressive Waste and Waste Connections has agreed not to solicit any offer or proposal for specified alternative transactions, or, subject to certain exceptions relating to the receipt of unsolicited offers that may be deemed to be “superior proposals” (as defined in the Merger Agreement), to participate in discussions or engage in negotiations regarding such an offer or proposal with, or furnish any nonpublic information regarding such an offer or proposal to, any person that has made such an offer or proposal.

Pursuant to the Merger Agreement, at the closing, the board of directors of the combined company will be composed of seven (7) directors, of which five (5) will be members of the Waste Connections board of directors immediately prior to the closing and two (2) will be members of the Progressive Waste board of directors which are members thereof as of the date of the Merger Agreement, are Canadian residents and are approved by Waste Connections. At the closing, the executive officers of Waste Connections will become the executive officers of the combined company.

Termination and Termination Fees

The Merger Agreement contains certain customary termination rights for each of Waste Connections and Progressive Waste, including, among others, in the event that (i) Waste Connections’ stockholders fail to adopt the Merger Agreement or Progressive Waste’s shareholders fail to approve the issuance of Progressive Waste common shares, (ii)  the board of directors of the other party changes its recommendation, in the case of Waste Connections, to adopt the Merger Agreement, and, in the case of Progressive Waste, to approve the issuance of Progressive Waste common shares, (iii) a governmental entity shall have entered a final, non-appealable injunction or similar order permanently restraining or otherwise prohibiting the Merger, or (iv)  the Merger has not occurred by October 18, 2016 (with a potential extension to January 18, 2017, under certain circumstances). In certain circumstances, upon termination of the Merger Agreement, Waste Connections may be required to pay a termination fee of US$150 million to Progressive Waste, and in certain other circumstances, Progressive Waste may be required to pay a termination fee of US$105 million to Waste Connections.  In addition, in certain circumstances, either Waste Connections or Progressive Waste may be required to pay to the other party an expense reimbursement fee of US$15 million.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed on SEDAR. The representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement as of specific dates, are solely for the benefit of the parties, and may have been qualified by certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to investors or stockholders, among other limitations. The representations and warranties were made for the purposes of allocating contractual risk between the parties to the Merger Agreement and should not be relied upon as a disclosure of factual information relating to Waste Connections or Progressive Waste. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Management Changes

Dan Pio, Executive Vice President, Strategy and Business Development of the Company, has been appointed Chief Integration Officer in connection with the proposed Merger with Waste Connections. Additionally, William (Bill) Herman, Vice President and Chief Accounting Officer of the Company, has been appointed Executive Vice President and Interim Chief Financial Officer; and Loreto Grimaldi, Senior Vice President, General Counsel and Secretary of the Company, has been appointed Executive Vice President and Chief Legal Officer. Kevin Walbridge, Executive Vice President and Chief Operating Officer, and Ian Kidson, Executive Vice President and Chief Financial Officer, have stepped down to pursue other opportunities. It is anticipated that, as the integration period for the proposed Merger progresses, Joseph Quarin will step down from the role of President and Chief Executive Officer to pursue other opportunities.

Cautionary Statement regarding Forward-Looking Information

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (which includes “forward-looking information” within the meaning of applicable Canadian securities laws) and other U.S. securities laws and is subject to the safe-harbor created by such Act. These forward-looking statements are not based on historical facts but instead reflect Progressive Waste’s management’s expectations, estimates or projections concerning future results or events. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether the transaction, including the Merger, the issuance of the merger consideration and the proposed share consolidation of Progressive Waste, will be consummated, including whether conditions to the consummation of the transaction will be satisfied, or the timing for completing the transaction, and (2) expectations for other economic, business, and/or competitive factors. Although Progressive Waste believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the following: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transactions on the proposed terms and schedule, and to the extent, anticipated the potential impact of the announcement or consummation of the proposed transactions on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; significant competition that Waste Connections and Progressive Waste face; compliance with extensive government regulation; and the diversion of management time on the proposed transactions. These forward-looking statements may be affected by risks and uncertainties in the business of Waste Connections and Progressive Waste and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Progressive Waste with applicable Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), including (i) Progressive Waste’s most recent Annual Report on Form 40-F and Current Reports on Form 6-K, and (ii) Progressive Waste’s current and annual Management’s Discussion and Analysis and the Annual Information Form. Progressive Waste wishes to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of Progressive Waste. Progressive Waste does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date hereof, except as may be specifically required by applicable securities laws.

Important Information and Where to Find It

In connection with the transactions referred to in this material, Progressive Waste expects to file a registration statement on Form F-4 with the SEC containing a proxy statement of Waste Connections that also constitutes a preliminary prospectus in the United States of Progressive Waste. After the registration statement is declared effective Progressive Waste and Waste Connections will mail the Proxy Statement/Prospectus to Waste Connections’ stockholders. This material is not a substitute for the Proxy Statement/Prospectus or registration statement or for any other document that Progressive Waste or Waste Connections may file with the SEC and send to Progressive Waste’s and/or Waste Connections’ shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF PROGRESSIVE WASTE AND WASTE CONNECTIONS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and the management information circular to be sent to Progressive Waste shareholders (when available) and other documents filed with the SEC by Progressive Waste or Waste Connections through the website maintained by the SEC at http://www.sec.gov and, in Progressive Waste’s case, also on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Progressive Waste shareholders may also obtain these documents, free of charge, from Progressive Waste’s website at http://www.progressivewaste.com/ or upon request from the Vice-President, Investor Relations and Corporate Communications via phone: 905-532-7517 or email: investorrelations@progressivewaste.com. Copies of the documents filed with the SEC by Waste Connections will be available free of charge on the Investor Relations page on Waste Connections’ Web site at www.wasteconnections.com or by contacting Waste Connections’ Investor Relations Department at (832) 442-2200.

Item 6                                    Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                    Omitted Information

Not applicable.

Item 8                                    Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report.

Loreto Grimaldi, Executive Vice President — Chief Legal Officer
905.532.7515

Item 9                                    Date of Report

January 20, 2016

Schedule A

See attached.

WASTE CONNECTIONS AND PROGRESSIVE WASTE SOLUTIONS AGREE TO COMBINE TO CREATE LEADING SOLID WASTE SERVICES COMPANY FOCUSED ON DIFFERENTIATED MARKETS

Combination Brings Together Complementary Footprints under Proven Management Team with Long-Term Track Record of Shareholder Value Creation

Expects Combined Year 1 Adjusted EBITDA(A) between $1.25 Billion and $1.3 Billion and More Than $625 Million of Adjusted Free Cash Flow(B), Excluding the Impact of Any Divestitures and/or Asset Swaps

Transaction Expected to Generate Approximately $50 Million in SG&A Cost Savings and Additional Upside from Longer-Term Safety and Operational Improvements

Expects Over 20% Accretion in Year 1 Adjusted Free Cash Flow/Share

Stock-for-Stock Transaction Maintains Strong Credit Profile and Flexibility to Fund Future Growth Opportunities and Return of Capital to Shareholders

Joint Conference Call with Investment Community at 8:30 am ET Today

The Woodlands, Texas and Toronto, Ontario; January 19, 2016 - Waste Connections, Inc. (NYSE: WCN) and Progressive Waste Solutions Ltd. (NYSE: BIN) (TSX: BIN) today announced that they have entered into a definitive agreement to merge in an all-stock transaction. Upon the completion of the transaction, Waste Connections stockholders will own approximately 70% of the combined company, and Progressive Waste shareholders will own approximately 30%. The transaction has been unanimously approved by both companies’ Boards of Directors and is expected to close in the second quarter of 2016.

The transaction was negotiated on the basis of an implied exchange ratio of 0.4815 of a share of Waste Connections for each share of Progressive Waste. As a result of the transaction structure described below, Waste Connections stockholders will receive 2.076843 shares of Progressive Waste stock (1/0.4815) for each share of Waste Connections stock they own. The transaction value represents an approximately 16% premium to Progressive Waste’s 20-day volume-weighted average stock price prior to the announcement on January 4, 2016, that it was engaged in a review of strategic alternatives. Upon closing, the combined company will use the Waste Connections name and it is anticipated that its shares will trade on the New York Stock Exchange and the Toronto Stock Exchange.

“We are extremely excited to welcome Progressive Waste into the Waste Connections family and believe the combination will be quite compelling to our collective employees, shareholders and other stakeholders,” said Ronald J. Mittelstaedt, Chief Executive Officer and Chairman of Waste Connections. “Under our leadership, we believe we can instill the corporate culture, safety focus, operational excellence and accountability that have served us so well and which we believe are necessary for long-term success within Progressive Waste’s complementary markets. These improvements, together with expected immediate synergies and other cash flow benefits, should accelerate value creation for both companies’ shareholders. In addition, to maintain our strategic market differentiation and drive further value creation, we expect to either divest or swap assets within certain U.S. markets as we believe between 85% and 90% of Progressive Waste’s revenue is consistent with our differentiated tenets. Put simply, we believe this combination creates a company uniquely positioned with industry-leading operating and free cash flow margins, together with the balance sheet strength, to drive further growth and increase the return of capital to our shareholders.”

“Combining Progressive Waste and Waste Connections makes compelling strategic and financial sense, and the all-stock nature of the transaction provides Progressive Waste shareholders with the opportunity to participate in the significant near- and long-term upside potential of the combination,” said Joseph Quarin, President and Chief Executive Officer of Progressive Waste. “We believe this combination will accelerate the improvements already underway, building upon our fourth quarter financial and operational performance. Importantly, employees will benefit from new opportunities for growth and development as part of a larger company committed to customer service, operational excellence, safety and employee engagement. We look forward to a bright future for our employees and enhanced service for our customers as a result of this transaction.”

James J. Forese, Chairman of Progressive Waste’s Board of Directors, said, “Having conducted a review of the strategic options available to the company, the Special Committee and Board concluded that this transaction is in the best interest of Progressive Waste and enhances value for our shareholders. Together with Waste Connections and its leadership team, we create a new industry leader that is well positioned to serve a diverse base of customers across North America and capitalize on an expanded set of growth opportunities to generate substantial value for shareholders.”

Mr. Mittelstaedt added, “We welcome Progressive Waste’s talented employees and recognize their significant value to the customers and communities they serve. They have been critical to their company’s performance and growth and will continue to contribute to the combined company’s success.”

Strategic and Financial Benefits

The combination of Waste Connections and Progressive Waste is consistent with the strategic goals of both companies, and will create an industry leader with enhanced scale and a stronger financial profile.

•                  Expanded Operational Footprint. Following completion of the transaction, the combined company will have pro forma revenue of approximately $4.1 billion and operate an integrated network of solid waste operations across North America. The transaction brings together vertically integrated and complementary asset bases under Waste Connections’ disciplined market selection and safety-focused operational model.

•                  Strong and Diversified Revenue Streams. The transaction combines two entities that have delivered strong organic growth within the industry. The combined company will benefit from a diverse revenue base and will have strategic assets uniquely positioned for continued growth. The combination of Waste Connections’ differentiated position in mostly secondary and exclusive U.S. markets with Progressive Waste’s strong position in Canada and complementary U.S. markets, particularly in its commercial services line, will result in a high quality of revenue, margin and free cash flow.

•                  Meaningful Synergy Opportunities. The combination is expected to generate approximately $50 million in annualized SG&A cost savings within the first 12 months after closing, with operational and safety-related improvements and market rationalization contributing additional upside over the long-term. Tax-effected synergies, capex discipline and other cash flow benefits should result in over $625 million of adjusted free cash flow generation for the combined company in year 1, or more than 20% accretive on a free cash flow per share basis.

•                  Strong Financial Profile. As an all-stock transaction, leverage for the combined company should remain at approximately 3x debt to EBITDA upon completion of the transaction. This attractive credit profile, combined with sector-leading conversion of EBITDA to free cash flow, provides not only a strong financial foundation for our employees and communities, but also the ability to further enhance shareholder returns through additional growth opportunities and share repurchases.

•                  Continued Payment of Dividend. The strong free cash flow characteristics of the combined company support the continued payment of a quarterly dividend to shareholders. The dividend policy of the combined company will be subject to review by the Board of the combined entity upon closing of the transaction. Until the close of the transaction, both companies intend to continue to pay their respective quarterly dividends.

Management, Board and Headquarters

Upon completion of the transaction, the combined company will be led by Waste Connections’ current management team. The Board of Directors for the combined company will include the five current members of Waste Connections’ Board and two members from Progressive Waste’s current Board.

The combined company will maintain headquarters in The Woodlands, Texas and Canadian operating headquarters in Toronto, Ontario. Upon completion of the transaction, the combined company will be domiciled in Canada.

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Transaction Structure and Approvals

The transaction is structured as a reverse merger pursuant to which Waste Connections will merge into a newly formed direct or indirect subsidiary of Progressive Waste. Under the terms of the definitive agreement, Waste Connections stockholders will receive 2.076843 Progressive Waste shares for each Waste Connections share they own. Subject to the approval of Progressive Waste’s shareholders, Progressive Waste then expects to implement immediately a share consolidation on the basis of 0.4815 (1 divided by the 2.076843 ratio above) of a share on a post-consolidation basis for each one share outstanding on a pre-consolidation basis. If the share consolidation is approved by Progressive Waste’s shareholders, Waste Connections stockholders will instead receive one share of the combined company for each existing Waste Connections share, resulting in approximately 174 million combined shares outstanding on a post-consolidation basis. Upon the completion of the transaction and irrespective of the outcome of the share consolidation approval, Waste Connections stockholders will own approximately 70% of the combined company, and Progressive Waste shareholders will own approximately 30%.

The transaction is expected to be taxable, for U.S. federal income tax purposes, to Waste Connections stockholders; the transaction is expected to be non-taxable to shareholders of Progressive Waste.

The transaction is subject to customary closing conditions, including the approval of both companies’ shareholders, U.S. antitrust approval and the approval of the Toronto Stock Exchange. The consummation of the combination transaction is not conditioned upon Progressive Waste shareholder approval of the share consolidation.

Further information regarding the transaction will be included in an information circular and/or proxy statement to be mailed to shareholders of both Progressive Waste and Waste Connections.

Time to Close

The transaction is expected to close in the second quarter of 2016.

Advisors

Morgan Stanley & Co. LLC is serving as lead financial advisor to Waste Connections along with Stifel, Nicolaus & Company, Incorporated, Bank of America Merrill Lynch and Wells Fargo Securities, LLC as co-advisors. Locke Lord LLP and Bennett Jones LLP are serving as legal counsel. Morgan Stanley & Co. LLC provided a fairness opinion to the Waste Connections Board of Directors.

J.P. Morgan Securities LLC is serving as sole financial advisor to Progressive Waste, and Stikeman Elliott LLP and Weil, Gotshal & Manges LLP are serving as legal counsel. J.P. Morgan Securities LLC and BMO Capital Markets each provided a fairness opinion to the Progressive Waste Board of Directors.

Conference Call / Webcast

Waste Connections and Progressive Waste will host a joint conference call today at 8:30 a.m. ET. To access the call, listeners should dial (800) 408-6335 (within North America) or (303) 223-4368 (international), no passcode required. Participants should dial in 10 minutes prior to the scheduled start time. A replay of the conference call will be available until January 26, 2016, by calling (800) 633-8284 (within North America) or (402) 977-9140 (international) and entering Passcode #21804032. A live webcast of the conference call will also be available in the investor relations sections of the Waste Connections and Progressive Waste websites.

Additional information with respect to the transaction will be posted in the investor relations sections of the Waste Connections and Progressive Waste websites.

About Waste Connections

Waste Connections, Inc. is an integrated solid waste services company that provides waste collection, transfer, disposal and recycling services in mostly exclusive and secondary markets. Through its R360 Environmental Solutions subsidiary, the Company is also a leading provider of non-hazardous oilfield waste treatment, recovery and disposal services in several of the most active natural resource producing areas in the United States, including the Permian, Bakken and Eagle Ford Basins. Waste Connections serves more than two million residential, commercial, industrial, and exploration and production customers from a network of operations in 32 states. The Company also provides intermodal services for the movement of cargo and solid waste containers in the Pacific Northwest. Waste Connections, Inc. was founded in September 1997 and is headquartered in The Woodlands, Texas.

For more information, visit the Waste Connections web site at www.wasteconnections.com. Copies of financial information, including this release, are available on the Waste Connections website or through contacting us directly at (832) 442-2200.

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About Progressive Waste

As one of North America’s largest full-service waste management companies, Progressive Waste Solutions Ltd. provides non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states and the District of Columbia and six Canadian provinces. Progressive Waste serves its customers with vertically integrated collection and disposal assets. Progressive Waste’s shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIN”.

To find out more about Progressive Waste, visit its website at www.progressivewaste.com.

Definitions

(A) Adjusted EBITDA: Adjusted EBITDA, a non-GAAP financial measure, is provided supplementally because it is widely used by investors as a performance and valuation measure in the solid waste industry. Waste Connections’ management uses adjusted EBITDA as one of the principal measures to evaluate and monitor the ongoing financial performance of the Company’s operations. Waste Connections defines adjusted EBITDA as net income, plus income tax provision, plus interest expense, plus depreciation and amortization expense, plus closure and post-closure accretion expense, plus or minus any loss or gain on disposal of assets, plus other expense, less other income. The Company further adjusts this calculation to exclude the effects of other items management believes impact the ability to assess the operating performance of our business. This measure is not a substitute for, and should be used in conjunction with, GAAP financial measures. Other companies may calculate adjusted EBITDA differently.

(B) Adjusted Free Cash Flow: Adjusted free cash flow, a non-GAAP financial measure, is provided supplementally because it is widely used by investors as a valuation and liquidity measure in the solid waste industry. Waste Connections’ management uses adjusted free cash flow as one of the principal measures to evaluate and monitor the ongoing financial performance of the Company’s operations. Waste Connections defines adjusted free cash flow as net cash provided by operating activities, plus proceeds from disposal of assets, plus or minus change in book overdraft, plus excess tax benefit associated with equity-based compensation, less capital expenditures for property and equipment and distributions to non-controlling interests. The Company further adjusts this calculation to exclude the effects of items management believes impact the ability to assess the operating performance of its business. This measure is not a substitute for, and should be used in conjunction with, GAAP liquidity or financial measures. Other companies may calculate adjusted free cash flow differently.

Safe Harbor and Forward-looking Information

This document includes forward-looking statements (which includes “forward-looking information” within the meaning of applicable Canadian securities laws). These forward-looking statements are not based on historical facts but instead reflect Progressive Waste’s or Waste Connections’ respective management’s expectations, estimates or projections concerning future results or events. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether the transaction, including the merger, the issuance of the merger consideration and the proposed share consolidation of Progressive Waste, will be consummated, including whether conditions to the consummation of the transaction will be satisfied, or the timing for completing the transaction, (2) expectations for the effects of the transaction or the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (3) the potential benefits and synergies of the transaction, including expected cost savings and tax benefits and (4) expectations for other economic, business, and/or competitive factors. Although Waste Connections and Progressive Waste believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the following: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transactions on the proposed terms and schedule; the ability of Waste Connections and Progressive Waste to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the announcement or consummation of the proposed transactions on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; significant competition that Waste Connections and Progressive Waste face; compliance with extensive government regulation; and the diversion of management time on the proposed transactions. These forward-looking statements may be affected by risks and uncertainties in the business of Waste Connections and Progressive Waste and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Waste Connections and Progressive Waste with the U.S. Securities and Exchange Commission, including Waste Connections’ quarterly reports on Form 10-Q and its annual report on Form 10-K for the year ended December 31, 2014, and Progressive Waste’s quarterly reports on Form 6-K and its year-end report for the year ended December 31, 2014, as well as in Progressive Waste’s filings with the Canadian securities regulators.  Waste Connections and Progressive Waste wish to caution

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readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of Waste Connections or Progressive Waste.  Neither Waste Connections nor Progressive Waste undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof, except as may be specifically required by applicable securities laws.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

In connection with the transaction, Progressive Waste, as the parent company resulting from the transaction, intends to file with the SEC a registration statement on Form F-4 that will include the joint proxy statement/prospectus of Waste Connections and Progressive Waste, Progressive Waste’s information circular in respect of the meeting of its shareholders to approve the issuance of the merger consideration, and other relevant documents to be mailed by Waste Connections and Progressive Waste to their respective security holders in connection with the proposed transaction of Waste Connections and Progressive Waste. Progressive Waste’s information circular will also be filed with the Canadian securities regulators. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, AND THE INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Waste Connections, Progressive Waste and the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov and at the System for Electronic Document Analysis and Retrieval (SEDAR) maintained by the Canadian Securities Administrators at www.sedar.com. In addition, a copy of the registration statement on Form F-4 and joint proxy statement/prospectus and information circular (when it becomes available) may be obtained free of charge from Progressive Waste’s internet website for investors at http://investor.progressivewaste.com, and from Waste Connections’ investor relations website at http://wasteconnections.investorroom.com. Investors and security holders may also read and copy any reports, statements and other information filed by Waste Connections or Progressive Waste, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation of Votes

Waste Connections and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies for its security holder approvals to be obtained for the proposed transaction. Information regarding Waste Connections’ directors and executive officers is available in its proxy statement filed with the SEC by Waste Connections on April 2, 2015 in connection with its 2015 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus, Progressive Waste’s registration statement and information circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

CONTACTS FOR WASTE CONNECTIONS:	CONTACT FOR PROGRESSIVE WASTE:

Worthing Jackman / (832) 442-2266	Chaya Cooperberg / (905) 532-7517
worthingj@wasteconnections.com	chaya.cooperberg@progressivewaste.com

Mary Anne Whitney / (832) 442-2253	Joele Frank, Wilkinson Brimmer Katcher
maryannew@wasteconnections.com	Meaghan Repko / Joseph Sala / Andrew Squire
(212) 355-4449

5

Schedule B

See attached.

PROGRESSIVE WASTE SOLUTIONS ANNOUNCES SENIOR MANAGEMENT CHANGES

Appoints Dan Pio Chief Integration Officer

Appoints William Herman EVP and Interim Chief Financial Officer

Appoints Loreto Grimaldi EVP and Chief Legal Officer

Will Support Integration Efforts for Proposed Combination with Waste Connections

TORONTO, Ontario — January 19, 2016 — Progressive Waste Solutions Ltd. (“the Company” or “Progressive Waste Solutions”) (NYSE: BIN) (TSX: BIN) today announced that, effective immediately, Dan Pio, Executive Vice President, Strategy and Business Development, has been appointed Chief Integration Officer in connection with the Company’s proposed combination with Waste Connections, Inc. (“Waste Connections”) (NYSE: WCN), also announced today. Additionally, William (Bill) Herman, Vice President and Chief Accounting Officer, has been appointed Executive Vice President and Interim Chief Financial Officer; and Loreto Grimaldi, Senior Vice President, General Counsel and Secretary, has been appointed Executive Vice President and Chief Legal Officer. Kevin Walbridge, Executive Vice President and Chief Operating Officer, and Ian Kidson, Executive Vice President and Chief Financial Officer, have stepped down to pursue other opportunities.

Mr. Herman will oversee Progressive Waste Solutions’ accounting functions and financial controls during the integration period. Mr. Grimaldi will oversee the completion of the merger transaction, including the satisfaction of all closing conditions.

“With nearly 40 years of collective experience at Progressive Waste Solutions and in the solid waste services industry, Dan, Bill and Loreto have a valuable understanding of our company and I am confident that they are the right leaders to take on these key roles during the integration period of our pending merger with Waste Connections,” said Joseph Quarin, President and Chief Executive Officer, Progressive Waste Solutions. “In particular, I want to thank Dan for playing such an important role in securing the transaction with Waste Connections and for leading our merger and integration efforts over the coming months. We are fortunate to have such a deep bench of talent within Progressive Waste Solutions, and I know Dan, Bill and Loreto will seamlessly transition into their new and expanded roles.”

Mr. Quarin added, “I want to thank Kevin and Ian for their contributions to Progressive Waste Solutions over the past three years. We wish them all the best in their future endeavors.”

It is anticipated that, as the integration period progresses, Mr. Quarin will step down from the role of President and Chief Executive Officer to pursue other opportunities.

About Dan Pio

Mr. Pio joined Progressive Waste Solutions in 2010 as Vice President and Canadian Chief Operating Officer. He was named Executive Vice President, Strategy and Business Development in October of 2013. Prior to joining Progressive Waste Solutions, he was employed as Senior Vice President with Waste Management, Inc. from 2001 to 2005. From 1996 to 2001, Mr. Pio held various positions with Waste Management and its predecessor companies including Chief Accounting Officer and Division Vice President. From 1990 to 1996,

he held the position of Manager of Financial Operations for Laidlaw Waste Systems Ltd. Mr. Pio has over 20 years of experience in the solid waste management industry and holds a bachelor’s degree in Economics from McMaster University in Hamilton, Canada.

About William Herman

Mr. Herman is Vice President and the Chief Accounting Officer at Progressive Waste Solutions. He previously held various positions at the Company including Director of Financial Reporting and Canadian Corporate Controller. He joined the Company in June 2002 as Manager of Financial Reporting and Analysis. Prior to June 2002, Mr. Herman held various positions with Deloitte & Touche LLP from September 1995 to June 2002, including Manager of Audit and Assurance. Mr. Herman is a Chartered Professional Accountant and has an M.B.A. from York University’s Schulich School of Business. He also holds a Diploma in Accounting and a Bachelor of Arts (Economics) Degree from Wilfrid Laurier University.

About Loreto Grimaldi

Mr. Grimaldi joined Progressive Waste Solutions in 2014, and has overall responsibility for the Company’s legal affairs. Prior to Progressive Waste Solutions, he was Chief Operating Officer, General Counsel and Secretary of MedAvail Technologies Inc., a North American healthcare technology business owned by Walgreen Co. and private equity. Previously, he was Vice President and Associate General Counsel for Symcor Inc., a North American technology services provider owned by 3 of Canada’s largest banks. Mr. Grimaldi began his legal career at Stikeman Elliott, one of Canada’s largest law firms. He holds a BBA and an MBA from the Schulich School of Business (York University), and an LLB from the University of Western Ontario. He is called to the Bar in Ontario and the State of New York, and is an active member of the American Bar Association and the Association of Corporate Counsel. He will be graduating from the Directors Education Program of the Institute of Corporate Directors in early 2016. Mr. Grimaldi serves on the Board of Governors of Villanova, and on the Board of Directors of Hospice Vaughan.

About Progressive Waste Solutions

As one of North America’s largest full-service waste management companies, Progressive Waste Solutions Ltd. provides non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states and the District of Columbia and six Canadian provinces. Progressive Waste Solutions serves its customers with vertically integrated collection and disposal assets. Progressive Waste Solutions’ shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIN”.

To find out more about Progressive Waste Solutions, visit its website at www.progressivewaste.com.

Caution Regarding Forward-Looking Statements

Certain statements in this communication constitute “forward-looking statements” of Progressive Waste Solutions Ltd. (“Progressive Waste Solutions”) within the meaning of the Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”).  Forward looking statements include, but are not limited to, statements concerning the proposed transactions between Progressive Waste Solutions and Waste Connections, Inc. (“Waste Connections”), including any statements regarding the expected combination of Progressive Waste Solutions with Waste Connections and the integration efforts in connection therewith, and the Chief Executive Officer stepping down, and any other statements regarding Progressive Waste Solutions’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts and constitute

“forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are not based on historical facts but instead reflect Progressive Waste Solutions management’s expectations, estimates or projections concerning future results or events.  These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “opportunity,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and Progressive Waste Solutions’ plans, objectives, prospects, expectations and intentions.  These statements represent Progressive Waste Solutions’ intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties, contingencies and other factors that could cause actual results to differ materially from the results expressed or implied in the forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the ability to consummate the proposed transactions; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed combination of Progressive Waste Solutions and Waste Connections on the proposed terms and schedule; the ability of Progressive Waste Solutions and Waste Connections to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated, the potential impact of the announcement or consummation of the proposed transactions on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws, significant competition that Progressive Waste Solutions and Waste Connections face; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses; and the diversion of management time on the proposed transactions.  Additional information concerning these and other factors can be found in Progressive Waste Solutions’ filings with the SEC and applicable Canadian securities regulatory authorities, including (i) Progressive Waste Solutions’ most recent Annual Report on Form 40-F and Current Reports on Form 6-K, and (ii) Progressive Waste Solutions’ current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this document are qualified by these cautionary statements.  The forward-looking statements in this document are made as of the date of this document and Progressive Waste Solutions disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. Although Progressive Waste Solutions has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated or implied in such statements. Accordingly, the reader should not place undue reliance on forward-looking statements. Progressive Waste Solutions does not undertake any obligation to update or revise any forward-looking information, except as may be required by law. The forward-looking statements are presented for the purpose of assisting investors in understanding Progressive Waste Solutions’ expected plans and objectives and may not be appropriate for other purposes.

Contact Information:

Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
(905) 532-7517
chaya.cooperberg@progressivewaste.com
www.progressivewaste.com

Joele Frank, Wilkinson Brimmer Katcher

Meaghan Repko / Joseph Sala / Andrew Squire

(212) 355-4449